Exhibit 99.120

FOR IMMEDIATE RELEASE

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower Announces Application to List on NASDAQ

Toronto, Ontario (February 16, 2021) – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF), a leading cannabis retailer with a proprietary e-commerce and digital retail platform, today announced that it has submitted an initial application to list its common shares on the Nasdaq Stock Market.

The anticipated Nasdaq listing is part of Fire & Flower’s growth strategy which is focused on expanding its brand to markets outside of Canada. The Company anticipates that the Nasdaq listing will assist in attracting retail and institutional investors interested in Fire & Flower’s international growth ambitions as well as provide the Company with increased access to strategic partners, deal-flow and value creation opportunities.

Trevor Fencott, Chief Executive Officer of Fire & Flower, commented, “We are firmly committed to building Fire & Flower into one of the leading cannabis retailers in the world. Our ability to deliver a superior cannabis product and customer experience, along with our cutting-edge technology, has driven our success in Canada and strongly positions our Company for continued expansion in new high-growth markets.”

Fencott continued, “Our focus on building a leadership position within the cannabis industry goes hand in hand with driving increased value for our shareholders. This application to list on Nasdaq is a major step forward in expanding our shareholder base in the United States. We will continue to pursue domestic and international opportunities for accelerated growth in the years ahead and look forward to updating our broadening shareholder base as we move ahead.”

Fire & Flower will continue to be listed on the Toronto Stock Exchange under the symbol “FAF”. The listing of the Company’s common shares on Nasdaq remains subject to the review and approval of the Company’s listing application and the satisfaction of all applicable listing and regulatory requirements. The Company has retained Dentons as legal counsel in connection with the application to list on Nasdaq.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer focused on the Canadian market and international expansion opportunities. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on the global expansion as new cannabis markets emerge.

For More Information Contact:

Investor Relations
investorrelations@fireandflower.com
1-833-680-4948

Media Relations
media@fireandflower.com
780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include statements with respect to the proposed listing of the Company’s common shares on Nasdaq.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to obtaining final approvals for listing on Nasdaq on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory, shareholder and other approvals or consents that may be required or desirable to complete the proposed listing on Nasdaq; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.